Exhibit 12

Tyson Foods, Inc.
Ratio of Earnings to Fixed Charges
October 3, 1998
(Dollars in thousands)

                                                    1998        1997        1996       1995        1994
Fixed Charges:
  Interest Expense                                139,113      110,410     132,934    114,840     86,062
  Interest Income                                   8,754        7,232       4,907       -          -
  Interest Capitalized                              1,766        3,434       3,774      3,068      1,822
  Interest Allocated to Beef and Pork and Other       (96)         872        -          -          -
  Interest of 50% Owned Subsidiaries-CVI              -           -           -          -           281
  Amortization of Debt Discount                     2,486        4,471       3,414      3,747      5,003
  Interest Portion of Rental Expense (33%)         11,831       11,333      11,909     12,637      8,594
  Interest Portion of Cobb-Vantress (50%*33%)         -           -                                  949
                                                  --------------------------------------------------------
Total Fixed Charges (A)                           163,854      137,752     156,938    134,292    102,711

Earnings:
  Net Income(Loss)                                 25,099      185,799      86,867    219,191     (2,128)
  Provision for Income Taxes                       45,937      143,922      49,048    131,036    120,745
  Fixed Charges                                   163,854      137,752     156,938    134,292    102,711
  Less Capitalized Interest                        (1,766)      (3,434)    (3,774)    (3,068)     (1,822)
                                                  --------------------------------------------------------
Earnings and Fixed Charges (B)                    233,124      464,039     289,079    481,451    219,506

Ratio of Earnings to Fixed Charges (B/A)             1.42         3.37        1.84       3.59       2.14

For purposes of computing the above ratios of earnings to
fixed   charges,  "earnings"  consist  of   income   from
continuing operations before income taxes and fixed charges (excluding capitalized interest). "Fixed charges" consist of (i) interest on indebtedness, whether expensed or capitalized, but excluding interest to fifty-percent owned subsidiaries (ii) the Company's proportionate share of interest of fifty-percent owned subsidiaries, (iii) that portion of rental expense the Company believes to be representative of interest (one-third of rental expense) and (iv) amortization of debt discount and expense.













                                   48